TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INTERSIL CORPORATION
(Name of Issuer)

Class A Common Stock, par value $.01 per share
(Title of Class of Securities)

46069 S 10 9
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)

[_]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46069 S 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Harris Corporation, a Delaware corporation I.R.S. Identification Number 34-0276860	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not Applicable	(a) [_] (b) [_]
3	SEC USE ONLY	
4	CITIZENSHIP OR PLACE OF ORGANIZATION Corporation organized under the laws of the State of Delaware.	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,073,390
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,073,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,073,390 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_] (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 46069 S 10 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Manatee Investment Corporation, a Delaware corporation I.R.S. Identification Number 34-1089488	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not Applicable	(a) [_] (b) [_]
3	SEC USE ONLY	
4	CITIZENSHIP OR PLACE OF ORGANIZATION Corporation organized under the laws of the State of Delaware.	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,073,390
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,073,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,073,390 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_] (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 46069 S 10 9

Item 1(a)	**NAME OF ISSUER:**	

INTERSIL CORPORATION

Item 1(b)   **ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:**

7585 Irvine Center Drive, Suite 100, Irvine, California 92618

Item 2(a)   **NAME OF PERSON FILING:**

This statement is being filed by Harris Corporation. Manatee Investment Corporation is a wholly-owned subsidiary of Harris Corporation and the record owner of the shares of Common Stock of Intersil Corporation.

Item 2(b)   **ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:**

1025 West NASA Boulevard, Melbourne, Florida 32919

Item 2(c)   **CITIZENSHIP:**

Corporation organized under the laws of the State of Delaware

Item 2(d)   **TITLE OF CLASS OF SECURITIES:**

Class A Common Stock, par value $.01 per share.

Item 2(e)   **CUSIP NUMBER:**

46069 S 10 9

Item 3.   NOT APPLICABLE

Item 4.   **OWNERSHIP:**

    (a)   Amount beneficially owned:

         2,073,390 Shares

    (b)   Percent of class:

         2.3%

    (c)   Number of shares as to which the Reporting Persons have:

        (i)   Sole power to vote or to direct the vote — 2,073,390

        (ii)   Shared power to vote or direct the vote — 0

        (iii)   Sole power to dispose or to direct the disposition of — 2,073,390

        (iv)   Shared power to dispose or to direct the disposition of — 0

CUSIP NO. 46069 S 10 9

Item 5.	**OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:**	

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.	**OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:**

NOT APPLICABLE

Item 7.	**IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:**

NOT APPLICABLE

Item 8.	**IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:**

NOT APPLICABLE

Item 9.	**NOTICE OF DISSOLUTION OF GROUP:**

NOT APPLICABLE

Item 10.	**CERTIFICATION:**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 46069 S 10 9


SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, Harris Corporation certifies that the information set forth in this statement is true, complete and correct.

February 6, 2002

HARRIS CORPORATION

By: /s/ Bryan R. Roub
Name: Bryan R. Roub
Title: Senior Vice President
           and Chief Financial Officer

MANATEE INVESTMENT CORPORATION

By: /s/ Bryan R. Roub
Name: Bryan R. Roub
Title: President

CUSIP NO. 46069 S 10 9

EXHIBIT INDEX

<u>**Exhibit**</u>

Exhibit A: Agreement of Joint Filing